Exhibit 99.2

Vitru Limited

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

PROXY STATEMENT

General

The board of directors of Vitru Limited (the “Company” or “we”) is soliciting proxies for the extraordinary general meeting of shareholders (the “EGM”) of the Company to be held on November 16, 2022 at 11:00 am (São Paulo time). The EGM will be held at the offices of the Company located at Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, State of Santa Catarina, 88032-005, Brazil and virtually. However, we strongly encourage shareholders to submit a proxy or, if they wish to attend in person, to participate in the EGM in a virtual form. The Company will also be hosting the meeting live via the Internet. To attend the meeting via the Internet as a shareholder, please visit https://web.lumiagm.com/224321184 and be sure to have the password and control number indicated on your proxy card available. If you wish to attend the meeting as a guest, please visit https://web.lumiagm.com/224321184 and follow the instructions provided to attend as a guest (note that participants joining via this method will be logged as observers and will not have the ability to vote or participate).

On or about October 26, 2022, we first mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our EGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.vitru.com.br/ and on the SEC’s website at https://www.sec.gov.

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.voteproxy.com for registered shareholders and at www.proxyvote.com for street shareholders, you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

Record Date, Share Ownership and Quorum

Only the holders of record of common shares (the “Common Shares”) of the Company as at the close of business on October 21, 2022, Eastern Time (the “Record Date”) are entitled to receive notice of and attend the EGM and any adjournment thereof. No person shall be entitled to vote at the EGM unless it is registered as a shareholder of the Company on the Record Date for the EGM.

As of the close of business on the Record Date, 28,908,741 Common Shares were issued and outstanding. A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote.

Voting and Solicitation

Each Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the EGM. The resolution to be put to the vote at the EGM will be approved by special resolution (i.e. a two-thirds majority of the votes cast, by or on behalf of, the shareholders attending and voting at the EGM).

Voting by Holders of Common Shares

Common Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the EGM in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the EGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on November 15, 2022, to ensure your representation at our EGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of American Stock Transfer & Trust Company, LLC (“AST”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of EGM and the proxy card will be mailed to you by AST. You may provide voting instructions by returning a proxy card. You also may attend the EGM and vote in person, subject to our above request that, if you wish to attend in person, you do so virtually. If you own Common Shares of record and you do not vote by proxy or in person at the EGM, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of EGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the EGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the EGM by submitting a written notice of revocation to our Investor Relations Department at ir@vitru.com.br and juridicosocietario@uniasselvi.com.br, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the EGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the EGM. If you are not planning to attend in person our EGM, to ensure your representation at our EGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on November 15, 2022.

Investment by Crescera

As further detailed in the Press Release dated September 27, 2022 and made available on the Investor Relations section of the Company’s website at https://investors.vitru.com.br/ and on the SEC’s website at https://www.sec.gov, on September 27, 2022, the Company entered into a definitive investment agreement (“Investment Agreement”) with Crescera Growth Capital Master V Fundo de Investimento em Participações Multiestratégia and Crescera Growth Capital V Coinvestimento III Fundo de Investimento em Participações Multiestratégia (collectively, “Crescera”) pursuant to which Crescera agreed to acquire 3,636,363 newly issued common shares (which, upon issuance, will amount to approximately 10.6% of the outstanding common shares) of the Company for a total consideration of R$300.0 million, equivalent to approximately U.S.$56.0 million based on the exchange rate as of September 27, 2022 (the “Investment”). As part of the consideration under the Investment Agreement, the Company agreed to seek to amend and restate its Amended and Restated Memorandum and Articles of Association currently in effect (the “Articles”), effective upon the closing of the Investment, in order to (i) increase the maximum number of members of the Company’s board of directors from (9) nine to (11) eleven, (ii) grant Crescera certain director appointment rights similar to those granted to The Carlyle Group and the Vinci Group (as those terms are defined in the existing Articles), and (iii) make certain other amendments to the Articles, in each case as set out in the proposed Amended and Restated Memorandum and Articles of Association (“Amended and Restated Memorandum and Articles of

Association”), which can be accessed on the Investor Relations section of the Company’s website at https://investors.vitru.com.br/.

PROPOSAL:

APPROVAL OF THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company seeks shareholder approval that the Articles be amended and restated pursuant to Article 41.2 of the Articles by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form presented at the EGM, such deletion, amendment and restatement to become effective only upon the closing of the investment by Crescera contemplated by the Investment Agreement. A copy of the Amended and Restated Memorandum and Articles of Association is available on the Company’s website at https://investors.vitru.com.br/.

Pursuant to the Articles, such approval requires a special resolution passed by a majority of at least two-thirds of the shareholders voting in person or by proxy at the EGM. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

Company Information

A copy of our proposed Amended and Restated Memorandum and Articles of Association, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company's website at https://investors.vitru.com.br/.

Other Matters

We know of no other matters to be submitted to the EGM. If any other matters properly come before the EGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors, Dated: October 26, 2022